Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following email and video were distributed to certain employees of Freescale Semiconductor, Ltd. (the “Company”) on May 13, 2015, in connection with the proposed business combination between the Company and NXP Semiconductors N.V. (“NXP”).

JOINT SALES DISCUSSION

Team,

Recently, Steve Owen, EVP Sales and Marketing, NXP, and I met to discuss, amongst other topics, transitions leading up to and beyond Day 1 of our companies potential merger.

One of the outcomes of this meeting was the creation of a short video where we shared our views and provided a brief update for the global sales teams. Please click on the following link to see what we stated about the current business directions and the march toward the merger. [hyperlink to video]

As mentioned in the video, we ask that each of you take a few minutes to also complete a short survey [hyperlink]. In addition to learning your thoughts about the message delivered in the video, we wish to understand what questions you, your customers and our distributor partners may have concerning the merger. Bill Gruenewald for NXP and Doug Richardson for Freescale will (separately) compile your questions, send them to the appropriate individuals to address, and provide answers as we are (legally) permitted. Please understand that not all questions may be answered at this time, but will remain active and answered as soon as possible. A summary of available answers will be provided periodically to the global team.

The intention is to send out a survey monthly so new questions and answers may be added to the ongoing list. In addition, a small sub-team of sales representatives from both NXP and Freescale will be formed to meet several times prior to Day 1 to further analyze the questions provided and answers supplied. An email will be sent out soon to announce the members of that team so questions may be sent directly to any of them as well.

Our goal is that the global sales teams be fully informed on current activities and any merger updates as soon as information is available. As you complete the survey please let Bill or Doug know if you have any other suggestions to help improve the communications flow during this unique time as two major semiconductor firms work to become one powerful company.

Best, Steve Owen EVP Sales & Marketing NXP Semiconductors	Brandon Tolany SVP Sales & Marketing Freescale Semiconductor

Transcript of Video:

STEVE OWEN: I’m Steve Owen, Executive Vice President of NXP Global Sales and Marketing.

BRANDON TOLANY: And I’m Brandon Tolany, Senior Vice President, Freescale Global Sales and Marketing.

Steve and I wanted to address you together to share information and set up a cadence for future information and transparency. It is imperative that you, our sales teams, have the information you need to effectively communicate with customers, answer their questions and provide outstanding support.

STEVE OWEN: In this video today, we want to cover:

1.	How we work together during the transition to one company

2.	The importance of staying focused on our goals through all the noise

3.	The best way to create a regular pulse of information and communications both to and from our customers.

BRANDON TOLANY: Last week, Rick Clemmer announced his management team once the merger is closed. His intent in announcing this news fairly early in the process was to provide transparency to our teams regarding the structure and leadership of the company as we move forward.

Although this information can be shared with customers, we want to emphasize that we are still two separate companies and all NDA agreements remain intact until the deal is closed.

We encourage each salesperson to reiterate to our customers that there is no change in reporting, structure, support or contacts until after the merger is closed.

If you missed the Management Team announcement:

•	The Freescale Automotive and Analog and Sensor teams will report into Kurt Sievers in the automotive division– the combination of analog and sensors with automotive will create a strong vision and radar story as we design toward auto-assisted and autonomous driving.

•	The Freescale MCU team will move into the Security and Connectivity Group reporting into Rudy Stroh. Both of our companies have been focused on security and the importance of connectivity, especially in light of the role microcontrollers play in the growing IoT market.

•	And, as you already know, our sales and marketing team will report to Steve and we will work collaboratively to build the best combined structure moving forward.

I have made it very clear how excited I am about the combined portfolios of products and the opportunities for wins and design-ins with our combined strength.

For instance:

•	The Freescale Kinetis MCU portfolio combined with NXP’s leadership in connectivity and security is an easy and obvious fit.

•	The same is true for NXP’s FM tuners and Freescale’s i.MX infotainment products.

•	Another is NXP’s leadership in secure ID and Freescale’s secure Digital Networking processors.

As a sales person there is nothing better than selling from a position of strength.

STEVE OWEN: That’s right… However, for now, Brandon and I are asking that you stay focused on your current plan and goals. This is absolutely priority number one. Both companies must focus on delivering to our customers and the market.

However, we understand you need info as early as possible to provide confidence and secure messages to our customers. As we move forward with the merger, Brandon and I are committed to getting this info to you as soon as we are able.

To accomplish this, we are creating a sub-team to open up communications from customers to sales.

•	We want to hear from you…what information do you most need to create a positive experience for customers?

•	What questions are asked most often?

•	What are the key worries, excitement you hear when out in the field?

BRANDON TOLANY: Steve and I are setting up a mechanism to learn more about what you wish to know and the information our customers are requesting prior to the actual merger.

Within the next few days, we will send a survey questionnaire to all members of Sales to gain your opinions, concerns and comment. We encourage you to participate in the survey, and promise it will not take up a lot of your time. It will, however, help us ensure you are armed with the best, most current information we can provide with the customer in mind.

Your Survey input will be collected and compiled by:

Bill Gruenewald on Steve’s team for NXP and

Doug Richardson on my team for Freescale.

Their contact information is included on the screen here and will be included with the survey link later this week.

Having said this: you should know by now that anything communicated in writing MUST be filed with the Securities and Exchange Commission. You are free to forward sales communication in its entirety to our customers. But do not cut and paste content and create new documents or mash-ups of information.

Please be sure to communicate verbally with customers or only with documents provided through the SEC or internal websites at our respective companies.

STEVE OWEN: We intend to meet with you on a regular basis and hope to communicate the cadence of those meetings to you in the next week.

We are both here to answer any questions, to provide more information and to talk to customers with you, if need be.

We are separate companies until the merger, yet we need to ensure our customers know that the level of support and technology they expect from our two companies will not change in the interim…and that after the merger is final, our support and product families and offerings will only grow stronger.

Brandon and I agree this is an incredibly exhilarating time for our two companies. We are in the unique process of making history by creating a powerful, dynamic company that will ultimately be the 4th largest, non-memory semiconductor supplier in the world!

While we need you to remain keenly focused on your current customers, commitments and goals for 2015 we hope you will also begin to feel the momentum and excitement as we forge ahead to our “Day 1,” expected later this year.

In order to assure a smooth transition, it is critical we keep the lines of communications open and hear from the two sales teams often over the months ahead. Although the management team will do its part to provide information as often as permitted, your input is also desired and essential as we move toward the new and improved NXP.

We look forward to hearing from you and will be in touch again very soon.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the timing or outcome of pending or future legal proceedings may be difficult to predict; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the preliminary proxy statement/prospectus originally filed with the SEC by NXP on April 2, 2015, and amended on May 8, 2015, the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, and Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2015, which are available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

On May 8, 2015, NXP filed with the SEC an amendment to the Registration Statement on Form F-4 that was originally filed on April 2, 2015, which includes a preliminary proxy statement of the Company and a preliminary prospectus of NXP. The Registration Statement has not been declared effective by the SEC and the definitive proxy statement/prospectus is not currently available. Following the Registration Statement having been declared effective by the SEC, NXP and the Company will deliver the definitive proxy statement and prospectus, respectively, to their shareholders. INVESTORS ARE URGED TO READ THE PRELIMINARY PROSPECTUS/PROXY STATEMENT, AND THE DEFINITIVE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the preliminary prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers and a description of their interests in the acquisition is set forth in the preliminary proxy statement/prospectus originally filed with the SEC by NXP on April 2, 2015, and amended on May 8, 2015, and additional information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015. Information regarding the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.